10 August 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 218,000 RELX PLC ordinary shares at a price of 1092.1818p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 86,857,135 ordinary shares in treasury, and has 1,120,030,038 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 17,158,800 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 101,000 RELX NV ordinary shares at a price of €14.8229 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 50,537,694 ordinary shares in treasury, and has 996,899,404 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 9,239,150 shares.